VIA EDGAR TRANSMISSION

Stacey Peikin

Lilyanna Peyser
Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street NE
Washington, D.C. 20549-3561

November 4, 2021

Re:	China Jo-Jo Drugstores, Inc.
Registration Statement on Form F-3
Filed September 21, 2021
File No. 333-259692

Dear Ms. Peikin and Ms. Peyser:

This letter is being furnished in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter dated October 14, 2021 (the “Comment Letter”), to China Jo-Jo Drugstores, Inc. (the “Company”) with respect to the Registration Statement on Form F-3 filed with the Commission on September 21, 2021 (File No. 333-259692).

Set forth below are the Company’s responses to the Staff communicated in its Comment Letter addressed to the Company. In connection with such responses, we are filing, electronically via EDGAR, Amendment No. 1 to the Registration Statement on Form F-3 (the “Registration Statement”) of the Company.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s responses. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Registration Statement.

Registration Statement on Form F-3
Prospectus Cover Page, page i

1.	We note your current disclosure on the prospectus cover page. Please revise to disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company.

Response: We have revised the prospectus cover page of the Registration Statement to address the Staff’s comments mentioned above.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities being offered or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: We have revised the prospectus cover page and the prospectus summary of the Registration Statement to address the Staff’s comments mentioned above.

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response: In response to the Staff’s comment, we have revised the Registration Statement to distinguish which subsidiaries or entities are conducting the business operations and disclosed clearly that it is the Cayman Islands holding entity in which investors are purchasing their interest.

Prospectus Summary, page 1

4.	Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails. Revise the diagram of the company’s corporate structure on page 4 to clarify all of the equity ownership interests of each entity, including the interests that are not held by you in Kahamadi Bio and Linjia Medical, as well as the ownership relationship between the entities outside and inside Mainland China. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: In response to the Staff’s comments, we have disclosed clearly in the prospectus summary of the Registration Statement that the Company uses a structure that involves a VIE based in China and what that entails. We have revised the Company’s corporate structure on page 4. In addition, we have incorporated certain information in the Registration Statement from the Annual Report on Form 10-K of our predecessor China Jo-Jo Drugstores, Inc. (“Predecessor CJJD”) for the fiscal year ended March 31, 2021, filed with the Commission on June 29, 2021 (the “2021 Annual Report”), which further incorporated certain information from the Annual Report on Form 10-K of Predecessor CJJD for the fiscal year ended March 31, 2020, filed with the Commission on July 10, 2020 (the “2020 Annual Report”). This VIE agreements were described under “Our Corporate History and Structure - Contractual Arrangements with HJ Group and the Key Personnel.” on page 4 of the 2020 Annual Report.

5.	Revise your disclosure to include a summary of risk factors, and disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities being offered. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we have revised to include additional disclosures in the risk factor on page 11 of the Registration Statement titled “Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.”

6.	Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: In response to the Staff’s comment, we have incorporated certain information in the Registration Statement from the 2021 Annual Report, which further incorporated certain information from the 2020 Annual Report. This Comment No. 6 was partially addressed under “Relevant PRC Regulations - General PRC Government Approval & Distribution of Pharmaceutical Products” on page 12 of the 2020 Annual Report. We have further addressed this Comment No. 6 in the Registration Statement on page 8 under the heading “Licenses and Permits”, which states that:

“As a wholesale distributor and retailer of pharmaceutical products, we are subject to regulation and oversight by different levels of the food and drug administration in China, in particular, the National Medical Products Administration (the “NMPA”) . The Drug Administration Law of the PRC, as amended, provides the basic legal framework for the administration of the production and sale of pharmaceutical products in China and governs the manufacturing, distributing, packaging, pricing, and advertising of pharmaceutical products in China. The corresponding implementation regulations set out detailed rules with respect to the administration of pharmaceuticals in China. We are also subject to other PRC laws and regulations that are applicable to business operators, retailers, and foreign-invested companies.

In addition, a distributor of pharmaceutical products must obtain a distribution permit from the relevant provincial or designated municipal-level NMPA. The grant of such permit is subject to an inspection of the distributor’s facilities, warehouses, hygienic environment, quality control systems, personnel, and equipment. The distribution permit is valid for five (5) years, and the holder must apply for renewal of the permit within six (6) months prior to its expiration. In addition, a pharmaceutical product distributor needs to obtain a business license from the relevant administration for industry and commerce prior to commencing its business. All of our operating entities that engage in the retail pharmaceutical business have obtained necessary pharmaceutical distribution permits, and we do not expect to face any difficulties in renewing these permits and/or certifications.

In addition, our operations are subject to and affected by PRC laws and regulations. The primary governmental regulation regulating the Internet security equipment industry in the PRC is the Cybersecurity Law, which governs entities providing “critical information infrastructure.” This statute provides basic protections for Internet users, such as not selling individual’s data to other companies without the user’s permission and not knowingly distributing malware. This law has become effective since June 1, 2017. Our wholly owned subsidiaries and our VIEs and their subsidiaries are required to have, and each has, a business license issued by the PRC State Administration for Market Regulation and its local counterparts. In addition, major PRC regulations applicable to our products and services and the Internet security industry include Computer Information System Security Specific Product Testing and Sales License Management Method (Ministry of Public Security Order No. 32) (“Order 32”) and Internet Security Protection Technology Measures Provision (Ministry of Public Security Order No. 82) (“Order 82”). Order 32 sets forth the license requirement for Internet security products providers and related approval procedures of license applications. Order 82 specifies certain security measures Internet service providers shall take to ensure Internet security. Providers of ISP connecting service and Internet-based data processing service are within the scope of Order 82.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. Although we believe that CSRC’s approval is not required for the listing and trading of our ordinary shares on Nasdaq, we cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do.”

7.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: In response to the Staff’s comment, we have added a section named Cash Transfer and Dividend Payment under the prospectus summary on page 6 of the Registration Statement.

8.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state. In addition, revise the disclosure in the heading and body of the risk factor on page 13 accordingly.

Response: In response to the Staff’s comment, we have added a section named “Cautionary Statement Regarding Holding Foreign Companies Accountable Act” on page 10 under the prospectus summary of the Registration Statement. Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the PCAOB. We have revised the heading and body of the risk factor on page 16 accordingly.

Risk Factors, page 8

9.	Revise your risk factor on page 9 to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

Response: In response to the Staff’s comment, we have revised the risk factor on page 12 titled “If the PRC government deems that the VIE Agreements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other laws or regulations of the PRC, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which may therefore materially reduce the value of our ordinary shares or cause them to become worthless” to acknowledge the risks mentioned above.

10.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities being offered. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we have revised the risk factor on page 11 titled “Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition” to highlight that “Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities being offered. Any adverse changes in Chinese laws and regulations and the Chinese government’s significant oversight and discretion over the conduct of our business could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.”

11.	We note your current disclosure on pages 11-12. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 14-15 to address how the CAC’s oversight impacts our business and our offering and to what extent we believe that we are compliant with the regulations or policies that have been issued by the CAC to date.

Should any questions arise in connection with the filing or this response letter, please contact Elizabeth F. Chen, Esq. at Pryor Cashman LLP at 212-326-0199 and Will Rao, Esq. at Pryor Cashman LLP at 212-326-0498.

Sincerely yours,

China Jo-Jo Drugstores Holdings, Inc.

/s/ Lei Liu
Lei Liu
Chief Executive Officer

cc:	Elizabeth F. Chen, Esq. Will Rao, Esq. Pryor Cashman LLP

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